Filed by Thermage, Inc. Pursuant to Rule 425
Under the Securities Act of 1933 and
Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Thermage, Inc.
Commission File No. 001-33123

The following is a video presentation that was initially made available on the OneMedPlace TV website (www.onemedplace.com) on August 12, 2008.

INTRO:

Skin care companies Thermage and Reliant Technologies have joined forces.

TALENT VO:

Thermage, a leader in non-invasive tissue tightening, and Reliant Technologies Inc., a leader in skin resurfacing and rejuvenation announced that they have entered into a definitive merger agreement.

Sound Bite (Clint Carnell, Thermage- Chief Operating Officer)

In: These two companies have always been a natural fit, we are one of the few companies with the razor/razor blade model, in other words we sell a generator which then has a disposable tip, which fosters a continuous relationship with both the physician and with the patient…

Fraxel is a little bit younger than us and Reliant and came along with that same business model and the two technologies are extremely complementary, so much so that we actually cross licensed two and a half years ago the term ThermaFrax, because so many physicians were using the technologies in combination…

TALENT VO:

Thermage is confident that Reliant’s Fraxel line of products will work as a positive financial ally.

Sound Bite (Clint Carnell, Thermage- Chief Operating Officer)

In: Financially it just works. It’s going to double out size and gives us scale. We have about 14 million dollars in synergies, which we feel very comfortable with and more importantly it marries the two best brands in the space that the possibilities are unlimited for us.

We are of similar size. We think very highly of the people that have been running that company and we have sale forces that fortunately in this case, have not been throwing stones at each other, we have done combination workshops…

TALENT VO:

The combined company is also expected to be an important step for the aesthetics industry and a big one for investors.

Sound Bite (Kaey Nakae, Collins Stewart- Medical technology Analyst).

They do have that different business model, it really is helping them in terms of generating recurring revenue pass that initial sale, so I think it is in many respects a more attractive business model

Sound Bite (Clint Carnell, Thermage- Chief Operating Officer)

Putting these two companies together is the first mover advantage in the consolidation of the aesthetics that everybody’s been waiting for. And I think the first mover will have an advantage in creating something very special for the investors both short and long term that should be a very good opportunity…

TALENT VO:

The transaction is expected to create cross selling opportunities in the domestic and international markets.

Sound Bite (Clint Carnell, Thermage- Chief Operating Officer)

We’ll continue to be a gold standard skin tightening. I think the addition of the Fraxel technology will only complement the ability to have cross sell opportunities and our stated goal is to be number one in the space. We think we can do that from the top line perspective, have very strong gross margins, be very profitable…

TALENT VO:

The combined company will have 50% operations in the US and 50% international.

Sound Bite (Clint Carnell, Thermage- Chief Operating Officer)

So it’s a lot of fun to go to Asia, go to Eastern Europe and see those economies and those peoples, starting to flourish and starting to become consumers and you see your technology in all sorts of different languages, but it’s the same application, the same desires by women, by men, the physicians administering the treatment the same way, so we truly are building a global brand. We are in 84 countries at this point..

TALENT VO:

And this is what has been said by investors about the deal…

Sound Bite (Kaey Nakae, Collins Stewart- Medical Technology Analyst).

Yeah, the management came in at a time when the company was still private, but the company was actually struggling, so they did a good job of correcting the problems that where there at the time…driving revenue growth and driving the company towards profitability… That led to their IPO in 2006..Since that time the company has done a very good of continuing to bring out new applications for its tips...Once they fold in Reliant, there’ll be a little bit more shuffling that needs to be done, but I think that in general we view it as a positive acquisition.

TALENT VO:

The transaction is currently expected to close during the fourth quarter of 2008.

Safe Harbor

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage’s business are detailed in the Company’s Form 10-Q for the quarter ended March 31, 2008, and additional risk factors relating to the proposed transaction discussed in this communication will be presented in future public filings. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction. The proxy statement/prospectus/information statement (when it becomes available), and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.